SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 27, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips announces Redemption of 3.750% Notes due 2022”, dated March 27, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 27th day of March, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

March 27, 2018

Philips announces Redemption of 3.750% Notes due 2022

Amsterdam, the Netherlands – Koninklijke Philips N.V. (“Royal Philips” or the “Company”) today announced that it will deliver a notice of redemption to the holders of the outstanding 3.750% Notes due 2022 (with CUSIP Number 500472AF2) (the “Notes”) in the aggregate principal amount of USD 1,000,000,000. The redemption of the Notes is part of Philips’ efforts to further drive balance sheet efficiency.

In accordance with the terms of the Notes, the Company may redeem the Notes at the Company’s option, at any time at a redemption price that will be determined as described below. This provision is known as the “Make-Whole Option”. The full redemption of the Notes by the Company pursuant to the Make-Whole Option is not subject to the election of holders of the Notes.

The Notes will be redeemed on April 26, 2018, at a price equal to par plus a make-whole premium calculated in accordance with the terms of the Notes and accrued and unpaid interest to, but not including, the redemption date.

Holders of the Notes should contact the bank or broker through which they hold a beneficial interest in the Notes for information about obtaining the redemption payment for the Notes in which they have a beneficial interest.

This is not an offer to sell or a solicitation of an offer to buy any securities.

Anticipated Cash Flow and Income Consequences

The redemption is expected to result in a cash outflow at the redemption date of approximately USD 1,032 million (approximately EUR 840 million). The redemption will be reflected in the profit and loss account on the financial income and expenses line in the first quarter of 2018, resulting in a reduction of income before taxes by approximately USD 36 million (approximately EUR 29 million). The final consequences for cash outflow and for income before taxes will be recognized in the second quarter of 2018 (following price determination on the third business day preceding the redemption date). In each case, these amounts do not include accrued interest or fees and expenses related to the redemption. The redemption will result in a reduction in yearly interest expenses going forward.

March, 2018 Page: 2

For further information, please contact:

Ben Zwirs

Philips Group Press Office

Tel.: +31 6 15213446

E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 59 77055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2017 sales of EUR 17.8 billion and employs approximately 74,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.